Exhibit 99.1

Nuvini Announces Strategic Restructuring of Contingent Liabilities with 34% Reduction

Financial

~	Renegotiation with Founders Significantly Improves Capital Structure and Debt Profile ~
~	Enhanced Balance Sheet Positions Company for Private Credit Financing and Continued M&A Execution ~

NEW YORK, Dec. 22, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), Latin America’s leading serial acquirer of B2B SaaS companies, today announced the successful renegotiation of earnout contingent liabilities with founders of previously acquired portfolio companies, resulting in a 34% reduction of these liabilities, representing savings of more than U$18 million. The restructuring agreement is valid for a 90-day window during which Nuvini plans to finalize a private credit financing to implement the reduced liability structure.

The earnout liability reduction combined with our current EBITDA run rate, significantly improves Nuvini’s pro forma debt-to-EBITDA ratio, positioning the Company to secure more favorable terms for private credit financing. This enhanced capital structure will support the payoff of existing obligations and fund new strategic acquisitions over the next 90 days.

Strategic Rationale

“This restructuring reflects our commitment to maintaining a disciplined and optimized capital structure as we continue executing our acquisition strategy,” said Pierre Schurmann, Founder and Chief Executive Officer of Nuvini. “By proactively renegotiating these earnout obligations with our portfolio company founders, we have created significant financial flexibility that will enable us to access private credit markets on more attractive terms.”

Roberto Otero, Chief Financial Officer of Nuvini, added: “This 34% reduction in earnout liabilities, representing over U$18 million in savings, materially strengthens our balance sheet and significantly improves our proforma debt-to-EBITDA ratio. These enhanced credit metrics position us favorably to secure private credit financing on more attractive terms, providing the capital flexibility needed to execute on our robust M&A pipeline while optimizing our cost of capital.”

The renegotiation demonstrates the strong, collaborative relationships Nuvini maintains with founders across its portfolio, with all parties aligned on the long-term value creation opportunity.

M&A Pipeline Update

Nuvini continues to advance its strategic acquisition agenda. The Company remains on track to close the previously announced acquisition of MK Solutions, a leading ERP for ISPs. Additionally, Nuvini maintains a robust pipeline of negotiated acquisition targets that meet the Company’s disciplined investment criteria.

“We have strong conviction in our acquisition pipeline and are taking proactive steps to further optimize our capital structure. This balance sheet strengthening enhances our financial flexibility and positions us to execute future transactions more efficiently and on increasingly attractive terms as we advance our inorganic growth strategy, said Gustavo Usero, Chief Operating Officer at Nuvini.”

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading private serial acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Quarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Nuvini Investor Relations Contact

Sofia Toledo

ir@nuvini.ai